Exhibit 12.1
Ratio of earnings to fixed charges (Group)
Ratio of earnings to fixed charges
in	6M18	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	2,106	1,793	(2,266)	(2,422)	3,627	4,096
Income/(loss) from equity method investments	(121)	(233)	(208)	(243)	(244)	(251)
Pre-tax earnings/(loss) from continuing operations	1,985	1,560	(2,474)	(2,665)	3,383	3,845
Fixed charges:
Interest expense	6,363	10,500	9,812	10,042	10,027	11,441
Interest portion of rentals [1]	267	537	530	538	627	642
Preferred dividend requirements	0	0	0	0	53	236
Total fixed charges	6,630	11,037	10,342	10,580	10,707	12,319
Pre-tax earnings before fixed charges	8,615	12,597	7,868	7,915	14,090	16,164
Noncontrolling interests	5	35	3	(1)	449	639
Earnings before fixed charges and provision for income taxes	8,610	12,562	7,865	7,916	13,641	15,525

Ratio of earnings to fixed charges	1.30	1.14	0.76	0.75	1.27	1.26
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.